No. 4813-6137-2425

CONFIDENTIAL TREATMENT REQUESTED BY BLUEFIRE RENEWABLES, INC.

BLUEFIRE RENEWABLES, INC.
31 MUSICK
IRVINE, CA 92618

May 4, 2011

Pamela Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         BlueFire Renewables, Inc.
Registration Statement on Form S-1/A, Amendment No. 1
Filed April 12, 2011
File No. 333-172218

Dear Ms. Long:

Pursuant to certain phone conversations with company counsel, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided BlueFire Renewables, Inc. (the “Company,” “we,” “us” or “our”) with a verbal comment to the Company’s Registration Statement on Form S-1/A, originally filed on February 11, 2011, and subsequently amended on April 12, 2011 (the “Registration Statement”).  [REDACTED].

RESPONSE:  [REDACTED].

Further, the Company acknowledges that:

(1)	Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Arnold Klann
Arnold Klann
Chief Executive Officer